UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting held on February 2, 2021

DATE, TIME AND PLACE: On February 2, 2021, at 3 p.m., by conference call, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Álvaro Antônio Cardoso de Souza, Chairman. Daniel Pareto, Secretary.

AGENDA: To approve the proposal for declaration and payment of Interest on Equity, pursuant to the Company’s Executive Board proposal.

RESOLUTIONS: The proposal of the Company's Board of Executive Officers was presented to the Board of Directors, as per the meeting held on this date, ad referendum of the Annual Shareholders' Meeting to be held until April 30, 2021, for the declaration and payment of Interim Dividends, to pursuant to the Article 37, item I, of the Company's Bylaws and in compliance with the limits defined by CMN Resolutions No. 4,820/2020 and 4,885/2020, in the amount of R$ 512,085,231.82 (five hundred and twelve million, eighty-five thousand, two hundred and thirty-one reais and eighty-two centavos), calculated based on the balance sheet of December 31, 2020, corresponding to R$ 0.06542569871 per common share, R$ 0.07196826858 per preferred share and R$ 0.13739396730 per Unit.

The matter was discussed and approved by all the attending Directors.

It remained formalized that (i) the shareholders registered on the Company’s books by the end of February 12th, 2021 (including) will be entitled to the Dividends hereby approved. Therefore, as of February 17th, 2021 (including), the Company’s shares shall be traded “Ex-Dividends”; (ii) the Dividends hereby approved (a) shall be fully considered within the amount of the mandatory dividends to be distributed by the Company for the year 2020; and (b) shall be paid on March 3rd, 2021, with no compensation of monetary restatement; (iii) the amount of Dividends proposed in the base-year fits the limits settled in the tax legislation; (iv) the Board of Directors authorized the Executive Board to take the actions necessary for the release of the proper “Notice to Shareholders”, to disclose to market the resolution just taken; (v) the support documents of the mentioned declaration and payment of Interest on

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[Free English Translation]

Equity shall be kept filed at the Company’s headquarters; and (vi) the resolution is in compliance with the provisions of CMN Resolutions No. 4,820/2020 and 4,885/2020.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Álvaro Antônio Cardoso de Souza, President. Daniel Pareto, Secretary. Signatures: Mr. Álvaro Antônio Cardoso de Souza – Chairman; Mr. Sergio Agapito Lires Rial – Vice President; Deborah Patricia Wright, Deborah Stern Vieitas, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Maria Nus Badía, Marília Artimonte Rocca and Pedro Augusto de Melo – Directors. São Paulo, February 2, 2021.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 4, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer